

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2013

Via Email
Thomas Hill
Chief Executive Officer
Summit Materials, LLC
2900 K Street NW, Suite 100
Harbourside North Tower Building
Washington, DC 20007

> **Re:** **Summit Materials, LLC**
> **Summit Materials Finance Corp.**
> **Registration Statement on Form S-4**
> **Filed March 27, 2013**
> **File No. 333-187556**

Dear Mr. Hill:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the supplemental letter you have provided with regard to reliance on our position contained in the Exxon Capital line of No-Action Letters was signed by your outside counsel. Since these representations must come from the issuer, please provide with your next amendment the supplemental letter executed on behalf of the issuers.

Prospectus Cover Page

2. Please ensure that the necessary disclosures related to broker-dealers' prospectus delivery obligations in connection with the resale of the exchanged notes appear on the prospectus cover page. We note that you have included this information above the table of contents on the following page.

Thomas Hill
Summit Materials, LLC
April 23, 2013
Page 2

3.   Please revise your disclosure to indicate that Summit Materials, LLC, Inc. and Summit
        Materials Finance Corp. are issuing the notes as joint and several co-issuers. In this
        regard we note your page 124 "Description of the Notes" disclosure.

Market, Ranking and Other Industry Data, page ii

4.   If true, please confirm that all market and industry data represents information that is
        generally available to the public and was not commissioned by you for a fee for use in the
        registration statement.

5.   Supplementally please provide supporting documentation for all of the statistical and
        similar market and industry disclosures you make in your prospectus. Please mark the
        supporting documents to show precisely the location of each piece of information on
        which you are relying for the statements you make in your prospectus. With respect to
        the following factual statements, please disclose in the filing whether the source of the
        information is management's belief, industry data, general articles, or another source:

        •   "U.S. aggregates pricing has increased in 70 of the last 80 years, with growth
            accelerating since 2002 …" [first paragraph on page 4];
        •   During the prior three U.S. recessions highway spending grew 1.8% annually on
            average in years with a recession as compared to 1.5% annually on average in years
            without a recession ["Strong operating market performance…"disclosure on page 4];
        •   The U.S. aggregates market "was estimated at approximately 2.1 billion tons in
            2012…" [last paragraph on page 6].

        Please note that the above list is not meant to be exclusive.

6.   We note your disclosure about your inability to guarantee the accuracy and completeness
        of any third party information incorporated in the prospectus. Please note that you are
        responsible for the entire content of the registration statement and that you may not use
        language that would be interpreted as a disclaimer of the information you have chosen to
        include in the filing. Please revise your disclosure accordingly.

Prospectus Summary, page 1

Our Competitive Strengths, page 3

7.   Refer to your "Significant product and geographical scale" disclosure. It is not readily
        apparent what is intended by the statement that your 17% revenue growth for the year
        ended December 29, 2012 "compounds 91% revenue growth in the year ended December
        31, 2011 as compared to the year ended December 31, 2010. Please clarify and simplify
        this disclosure, including elsewhere in the filing where you make this statement.

High quality assets and coverage, page 4

8.   Please note that the common definition for the term "reserve base" includes the aggregate of sub-economic and/or uneconomic material with economic materials. In addition to replacing the term "reserve base" with the word reserves or other appropriate terms, supplementally certify that no sub-economic material is included within your reserve estimates in this document.

9.   We note your filing discloses you have 1.7 billion tons of proven aggregate reserves and 0.5 Billion tons of proven cement (limestone) reserves. Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement to that effect is provided within the filing. Absent this condition, proven and probable reserves should be segregated. Please clarify that your reserves are only proven reserves and provide a definition within your filing.

Our Business Strategy, page 5

10.   In the second paragraph you state that your "demonstrated ability to improve operating markings represents a large source of value." In light of disclosure that your operating markings for the year ended December 29, 2012 decreased from 2.9% to 1.5% as compared to the prior period, please balance your disclosure by qualifying your "demonstrated ability" statement.

The Exchange Notes, page 18

11.   With respect to Guarantees, please revise your disclosure to state that the guarantees by your wholly owned subsidiaries are full and unconditional, joint and several.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Summit Materials, LLC, page 46

Overview, page 46

12.   You disclose that you have aggregate and cement (limestone) reserves sufficient for many years production. Industry Guide 7 requires that you disclose material information concerning production, reserves, locations and nature of your mineral interests. Reserves are defined as that part of a mineral deposit that can be economically and legally extracted or produced at a profit at the time of reserve determination. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/about/forms/industryguides.pdf. Please disclose the following information in a table in this section of your document for each of your mines or quarries:

- Name, location, type of facility

- Material type produced and annual production

- Ownership or leased status, date lease expires or duration

- Number of years until reserve depletion at current production rates

Please include only material that can be produced during the life of the lease for reserves that are leased. Also please include only those materials that have environmental permits for extraction. Due to the large number of similar small operations, you may consolidate similar operations within your business segments such as limestone, granite, sand & gravel groupings under your eastern, central, or western segments, if that classification or grouping is appropriate. In general, a table showing the reserves and production your ten largest mining operations is also helpful.

13. High quality and purity limestone is generally defined by the calcium carbonate (CaCO3) content, percentage or another appropriate quality measurement. Does this apply to your disclosed limestone properties, such as your underground limestone mine? If so, please disclose the appropriate quality measurement for your mining operations. If not, disclose this fact and the challenges presented to control plant feed quality, define the impacts on the ore reserve estimates, mining and processing recoveries, and the processing operations.

14. Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Briefly describe the road, barge and/or railroad access to each of your properties in the text or illustrate on the map, if applicable. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

15.   Please disclose whether or not a reserve audit has been performed over the last three years or if audits are performed at your operations at all.

16.   Please provide a table showing the last three years annual production for each of your material types by segment, and your weighted average price received for your major products over the last three years. Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3. A mine may be defined as all the mines that supply a single processing plant, if that is applicable.

Non-GAAP Performance Measures, page 53

17.   We note that in your presentation of the non-GAAP measure EBITDA, you include items in addition to what the acronym suggests. Please revise your presentation to change the title of this non-GAAP measure or alternatively, exclude from your measure, the add-back of the loss from discontinued operations and the add-back of accretion expense. See Question 103.01 of SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures. If you continue to include the loss from discontinued operations and/or accretion expense as add-back items in the non-GAAP measure you present, please revise your discussion to specifically explain how and why such adjustments are appropriate and useful to investors. This comment also applies to the non-GAAP Performance Measure disclosed on page 73.

Fiscal Year 2012 Compared to 2011, page 55

18.   Please revise your narrative to quantify how much of the increase in revenue was due to price increases. Additionally, please quantify the decrease in revenue, during 2012, due to the volume decrease across your product lines, excluding the cement business which had a 17% increase from 2011.

19.   Please revise your registration statement to more fully describe the $12.1 million bargain purchase gain, as well as the $10.3 million favorable fair value adjustment on contingent consideration noted in your discussion of EBITDA.

General

20.   Please expand your discussion of the results of your operations in 2012 as compared to 2011, and 2011 as compared to 2010, to discuss the most significant components of your cost of revenue (exclusive of items shown separately), the percentage of cost of revenue (exclusive of items shown separately) attributable to such components and disclose and quantify the reasons for any significant fluctuations in cost of revenue (exclusive of items shown separately) between comparative periods. In addition, please discuss how fluctuations in your commodity energy prices impacted your costs during the periods presented, and whether you had the ability to pass along fluctuations in such costs to your customers.

Other Financial Information, page 55

21.   Please expand your discussion of your consolidated operating results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:

• Discuss and quantify the underlying factors that you attribute to the significant changes in general and administrative expenses as a percentage of revenue;

• Quantify and discuss the factors that impacted depreciation, amortization, depletion and accretion expense during each period presented; and

• Disclose the facts and circumstances regarding the loss from discontinued operations.

This comment also applies to the discussion of your fiscal year 2011 results of operations as compared to 2010, as well as the consolidated results of operations of Continental Cement for the year ended December 31, 2012 as compared to the year ended December 31, 2011, as applicable.

Liquidity and Capital Resources, page 60

Our Credit Facilities, page 61

22.   We note your disclosure of certain financial maintenance covenants related to your senior secured credit facilities. To the extent that it is reasonably likely that you will not meet any significant debt covenant, please revise your registration statement to also present, for the most significant and restrictive covenants, the actual ratios and/or other actual amounts versus the minimum/maximum ratios/amounts permitted at the reporting date. Such a presentation will allow investors to better understand your current status and ability to meet financial covenants. If your senior notes have significant financial

covenants, please also provide similar disclosures for those covenants. Refer to Section 501.13.c of the SEC Codification of Financial Reporting Policies.

Operating Activities, page 62

23.   Please expand your disclosures regarding cash flows from operating activities:

- To explain the reasons for any significant changes in working capital items between 2012 and 2011; and

- To more fully describe the reason for the $12.6 million increase in inventory, as well as the reason for the significant increase in accounts payable and accrued expenses between 2011 and 2010.

Refer to section 501.13.b.1 of the SEC Codification of Financial Reporting Policies.

Financing Activities, page 63

24.   Please revise your registration statement:

- To quantify the significant components that you have identified for cash provided during the year ended December 29, 2012;

- To quantify the net proceeds from new debt issuances for the year ended December 31, 2011; and

- To quantify the additional net borrowings during the year ended December 31, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Continental Cement Company, LLC, page 70

Overview, page 70

25.   We note you are developing an underground limestone mine to augment your proven and/or probable reserves at your Continental Cement Hannibal Mining Operations. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves for all your Hannibal cement operations, as required by Section C of Industry Guide 7 pursuant to Rule 418 of Regulation C. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to Rule 418 of Regulation C.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Results of Operations, page 73

26.   Please revise your narrative to clarify that the successor period represents the post-acquisition results of Continental Cement.

Business, page 82

27.   Please amend your registration statement to provide backlog information regarding your construction services as provided in Item 101(c)(1)(viii) of Regulation S-K. To the extent material to an understanding of your business, please also provide disclosure related to industry practices with respect to your working capital items. Please refer to Item 101(c)(1)(vi) of Regulation S-K.

Environmental and Government Regulation, page 102

28.   In light of your disclosure that your business is characterized by high barriers to entry, including among other things, a complex regulatory and permitting process, please expand your disclosure here to identify which permits are material to the operation of your business and provide a short summary of the major permits and/or operational plans required to perform exploration and/or mining activities on your properties. Please ensure to include a discussion of the permitting, bonding, and reclamation requirements for each major phase of your operations including the specific permits and associated fees. In addition, please disclose whether you are currently in substantial compliance with such permitting requirements.

29.   To the extent material, please discuss the effect that compliance with the environmental rules and regulations may have on your capital expenditures. Refer to Item 101(c)(1)(xii) of Regulation S-K.

Health and Safety, page 102

30.   We remind you that, once you are a public company, you will need to provide the information required by Item 104 on Regulation S-K concerning your mine health and safety programs in your periodic filings under the Exchange Act of 1934.

31.   Supplementary provide us with a brief description of your reserve estimation procedures, and how reserve definitions are applied to your properties. Please include:

- A detailed description of your corporate approach to mine planning, including the role of five-year plans, life-of-mine plans and the maximum timeframe you plan for.

- A list of each type of mine plan you routinely develop, and outline its characteristics.

- An analysis of the percentage of your reserves typically covered by your various mine plans or planning timeframes for your largest mines, both surface and underground.

Executive and Director Compensation, page 108

Bonus and Non-Equity Incentive Plan Compensation, page 112

32.   Briefly disclose the material elements of each named executive officer's performance taken in consideration by the board of directors in granting the discretionary bonuses. Refer to Item 402(o) of Regulation S-K.

Employee Long-Term Incentive Plan, page 112

33.   Please provide brief disclosure related to the stock award to Mr. Rauh.

2012 Director Compensation, page 115

34.   Please include a "Total" column to the director compensation table. In addition, please expand footnote (2) disclosure to briefly describe the material terms of Mr. Murphy's stock award, including disclosure of the portion of the stock award which vests upon meeting of certain performance conditions, specifically identifying the performance conditions.

Certain Relationships and Related Party Disclosures, page 119

35.   Please ensure that your disclosure here is consistent with your page F-34 disclosure. In this regard, we note that you have not discussed here transactions with noncontrolling members of Continental Cement.

The Exchange Offer, page 192

Expiration Date; Extensions, Amendments, page 194

36.   Please revise your disclosure in the last paragraph to clarify that your obligation to extend the offer period following notice of a material change, so that at least five business days remain in the offer, encompasses also a waiver of a material condition.

Change in Independent Registered Public Accounting Firm, page 207

37.   Please revise your registration statement to indicate the dates that your former accountant was dismissed, as well as the date that your new independent accountant was engaged. Refer to Item 304(a)(1)(i) and (a)(2) of Regulation S-K.

Financial Statements, page F-1

General

38.   Please tell us and demonstrate, how you determined for which acquired entities you should present audited pre-acquisition financial statements pursuant to Rule 3-05 of Regulation S-X.

Financial Statements of Summit Materials, LLC and Subsidiaries, page F-3

Consolidated Balance Sheets, page F-5

39.   The amount that you classify as accrued expenses is over 37% of your current liabilities. Please separately state any liabilities that exceed 5% of current liabilities or tell us why your current presentation is appropriate. Refer to Rule 5-02.20 of Regulation S-X.

Note 2 – Summary of Organization and Significant Accounting Policies, page F-10
Revenue and Cost Recognition, page F-11

40.   Please disclose the range of your construction contract durations to the extent that the
        operating cycle exceeds one year. Refer to FASB ASC 910-235-50-1(b).

Note 3 – Discontinued Operations, page F-20

41.   Please revise your registration statement to disclose the gain or loss recognized on the
        sale of the railroad business. Refer to FASB ASC 205-20-50-1(b).

Note 20 – Segment Information, page F-38

42.   Please disclose information about your major customers as provided by FASB ASC 280-
        10-50-42.

Note 21 – Condensed Consolidating Financial Information, page F-40

43.   We refer to your condensed consolidating balance sheet at December 29, 2012. Please
        explain to us why the amount of total members' interest for the parent entity is not equal
        to the related consolidated amount.

44.   We refer to your condensed consolidating statements of operations for the year ended
        December 29, 2012. Please tell us why the amount of net loss attributable to member of
        Summit Materials, LLC for the parent entity is not equal to the related consolidated
        amount.

45.   We refer to your condensed consolidating statements of cash flows for the year ended
        December 29, 2012. Please explain to us the facts and circumstances that resulted in the
        parent generating positive cash flows from operations in 2012.

Note 22 – Subsequent Events, page F-49

46.   Please disclose the date through which subsequent events were evaluated as required by
        FASB ASC 855-10-50-1.

Exhibit 5.3 - Opinion of Kutak Rock LLP

Exhibit 5.4 - Opinion of Kutak Rock LLP

47.   Please note that it is not appropriate for counsel to assume facts which are readily
        ascertainable. As such, please have counsel remove paragraph C on page two of each
        respective opinion. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin
        No.19 (CF) dated October 14, 2011. In addition, please have counsel remove the second

sentence of the first full paragraph on the third page of the opinion stating that the opinion letter is not a guarantee or warranty of the matters discussed therein.

Exhibit 10.1 – Credit Agreement dated January 30, 2012

48.   We note that you have not filed the schedules and the exhibits to the credit agreement noted above. Please file a complete copy of the credit agreement, including all schedules and exhibits, with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Ed Tolley, Simpson Thacher & Barlett LLP, Via Email
        Edgar Lewandowski, Simpson Thacher & Barlett LLP, Via Email